UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): |X| Form 10-K  |_| Form 20-F  |_| Form 11-K  |_| Form 10-Q |_| Form 10D

         |_| Form N-SAR |_| Form N-CSR

For Period Ended:

December 31, 2011

|_| Transition Report on Form 10-K

|_| Transition Report on Form 20-F

|_| Transition Report on Form 11-K

|_| Transition Report on Form 10-Q

|_| Transition Report on Form N-SAR

 For the Transition Period Ended:___________________________________

     Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ____________________________________________________________.

PART I

REGISTRANT INFORMATION

Full Name of Registrant: Belcrest Capital Fund LLC (the Fund)

Former Name if Applicable: N/A

Address of Principal Executive Office (Street and Number): Two International Place

City, State and Zip Code: Boston, MA 02110

PART II

RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appro- priate)

(a)

The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|    (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form

20-F, 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)  The accountant's statement or other exhibit required by Rule 12b-25(c) has been   attached if applicable.

PART III

NARRATIVE

  State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra sheets if needed.)

The Form 10-K for the year ended December 31, 2011 is not filed by the 60 day deadline due to a delay in completing the Fund’s financial statements. As a result, the independent registered public accounting firm requires additional time to complete its audit of such financial statements. In accordance with Rule12b-25 of the Securities Exchange Act of 1934, the Fund will file its Form 10-K no later than the fifteenth calendar day following the prescribed due date.

PART IV

OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

.

Deidre Walsh

617

672-8579

               (Name)               (Area Code)          (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no,  identify report(s).

  |X| Yes No |_|

.

(3)  Is it anticipated that any significant change in results of operations from  the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

 |  | Yes |X | No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Belcrest Capital Fund LLC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 1, 2012

By:

/s/ Andrew C. Frenette

Andrew C. Frenette

Chief Financial Officer